

07007074

UNITED STATES
'S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31948

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-06 (MM/DD/YY) AND ENDING 06-30-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SECURITIES CORPORATION OF AMERICA

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

844 PIERCE AVENUE SUITE 205
(No. and Street)

MARINETTE	WI	54143
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND B. HAULOTTE (715) 735-3378
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, CARL R.
(Name — if individual, state last, first, middle name)

844 PIERCE AVENUE SUITE 204	MARINETTE	WI	54143
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 2 0 2007
THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND B. HAULOTTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES CORPORATION OF AMERICA, as of JUNE 30, XX2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

RB Haulotte
Signature

PRESIDENT
Title

Tracy Menor exp 6-5-11
Notary Public



TRACY MENOR
NOTARY
PUBLIC
STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES CORPORATION OF AMERICA

Financial Statements

For the Year Ended

June 30, 2007

SECURITIES CORPORATION OF AMERICA
Financial Statements
For the Year Ended
June 30, 2007

TABLE OF CONTENTS

Carl R. Sorensen

Certified Public Accountant

844 Pierce Avenue
"In The Northern Building"
P.O. Box 225

Marinette, Wisconsin 54143
Phone 715-735-9021
Fax 715-735-7116

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Securities Corporation of America
844 Pierce Avenue, Suite 205
Marinette, WI 54143

I have audited the statements as listed in the table of contents of Securities Corporation of America as of June 30, 2007, and for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the table of contents present fairly, in all material respects, the financial position of Securities Corporation of America at June 30, 2007, and the results of its operations and changes in financial condition for the year then ended, in conformity with generally accepted accounting principles.



July 17, 2007

Member: Wisconsin Institute of Certified Public Accountants
Michigan Association of Certified Public Accountants
American Institute of Certified Public Accountants

SECURITIES CORPORATION OF AMERICA
Statement of Financial Condition
June 30, 2007

ASSETS	Allowable	Non-Allowable	Total
Cash	$ 66,693	$ –	$ 66,693
Receivable from dealers - other	1,863	14	1,877
Interest receivable	–	34	34
Prepaid expenses	–	1,165	1,165
Total Assets	$ 68,556	$ 1,213	$ 69,769

LIABILITIES AND STOCKHOLDERS' EQUITY

A.1. Liabilities:	
Accounts payable	$ 368
Accrued liabilities	2,336
Total liabilities	2,704
Stockholders' Equity:	
Common stock	200
Additional paid-in capital	22,605
Retained earnings	44,260
Total stockholders' equity	67,065
Total Liabilities and Stockholders' Equity	$ 69,769

SECURITIES CORPORATION OF AMERICA

Statement of Income
For the Year Ended
June 30, 2007

Revenue:	
Commissions:	
Exchange listed equity securities	$ 16,700
Sale of investment company shares	118,074
Other revenue	2,507
Total Revenue	137,281
Expenses:	
Salaries and other employment costs of voting stockholder officers	104,740
Other expense	33,671
Total Expenses	138,411
Net Income (Loss) before Income Tax	(1,130)
Provision for Income Tax	–
Net Income (Loss)	$(1,130)

The Accompanying Notes are an Integral Part of these Financial Statements

SECURITIES CORPORATION OF AMERICA

Statement of Changes in Financial Condition
For the Year Ended
June 30, 2007

Source of Funds:	
Decrease in prepaid expenses	399
Total Source Of Funds	399
Use of Funds:	
Funds Used from Operations:	
Net loss	1,130
Total Funds Used From Operations	1,130
Increase in interest receivable	1
Increase in accounts receivable	1,387
Decrease accrued liabilities	484
Decrease in accounts payable	4
Total Use Of Funds	3,006
Increase (decrease) in cash	(2,607)
Cash balance - Beginning of period	69,300
Cash balance - End of period	$ 66,693

SECURITIES CORPORATION OF AMERICA

Statement of Changes in Stockholders' Equity
For the Year Ended
June 30, 2007

Balance - Beginning of period	$ 68,195
Loss	(1,130)
Balance - End of period	$ 67,065

Statement of Changes is Liabilities Subordinated
to Claims of General Creditors
For the Year Ended
June 30, 2007

Balance - Beginning of period	$ –
Increases	–
Decreases	–
Balance - End of period	$ –

SECURITIES CORPORATION OF AMERICA
Computation of Net Capital
June 30, 2007

Ownership Equity	$ 67,065
Less: Ownership equity not allowable	-
Total ownership qualified for net capital	67,065
Less: Non-allowable assets	1,213
Net capital	$ 65,852

The above computation of net capital has been reconciled to the broker-dealer's corresponding unaudited part IIA and have found that no material differences existed.

SECURITIES CORPORATION OF AMERICA
Computation of Reserve Requirements
For the Year Ended
June 30, 2007

An exemption from Rule 15c 3-3 is claimed based upon Section (K)(2)(ii) - all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Southwest Securities of Dallas, Texas.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Securities Corporation of America is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company is a securities dealer servicing stocks, mutual funds, annuities, and other financial instruments.

Concentrations of Credit Risk

The Company maintains their cash balances in two banks in Wisconsin and a money market account with SWS Securities. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2007, all balances were fully insured.

Cash

For purposes of changes in financial condition, the Company considers all securities with a maturity of a year or less to be cash equivalent.

NOTE 2 INCOME TAXES

The Company incurred no tax liability for the year ended June 30, 2007 due to a loss which is being carried forward to future years.

NOTE 3 RELATED PARTY TRANSACTIONS

Related party transactions consist of the use of office equipment owned by the major shareholders. No rent was paid for the use of this equipment during the year.

NOTE 4 COMMITMENTS

The Company leases its office space under a monthly operating lease.

Carl R. Sorensen

Certified Public Accountant

844 Pierce Avenue
"In The Northern Building"
P.O. Box 225

Marinette, Wisconsin 54143
Phone 715-735-9021
Fax 715-735-7116

Board of Directors
Securities Corporation of America
844 Pierce Avenue, Suite 205
Marinette, WI 54143

I have audited the financial statements of Securities Corporation of America for the year ended June 30, 2007, and have issued my report thereon dated July 10, 2007. As part of my examination I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Securities Corporation of America is responsible for establishing and maintaining a system of internal accounting control. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Securities Corporation of America taken as a whole. However, my study and evaluation disclosed no conditions that I believe result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of Securities Corporation of America.

This report is intended solely for the use of management and should not be used for any other purpose.



July 17, 2007

END

Member: Wisconsin Institute of Certified Public Accountants
Michigan Association of Certified Public Accountants
American Institute of Certified Public Accountants